Free Writing Prospectus

Dated June 6, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-188153

U.S. TREASURY DEPARTMENT

OFFICE OF PUBLIC AFFAIRS

EMBARGOED FOR: 5:15 PM EDT June 6, 2013

CONTACT: Treasury Public Affairs (202) 622-2960

TAXPAYERS TO RECEIVE $1.03 BILLION FROM SALE OF GM COMMON STOCK

WASHINGTON – The U.S. Department of the Treasury today announced that it has agreed to sell 30 million shares of General Motors Company (GM) common stock at $34.41 per share in an underwritten public offering in conjunction with GM’s inclusion in the S&P 500 index. The aggregate proceeds to Treasury from the common stock offering are expected to total approximately $1.03 billion. The UAW Retiree Medical Benefits Trust (VEBA) has also agreed to sell 20 million shares in the offering, making the total offering size 50 million shares. Aggregate proceeds to VEBA from the common stock offering are expected to total approximately $688 million.

In December 2012, GM repurchased 200 million shares of GM common stock from Treasury. At that time, Treasury also announced that it intended to sell its remaining 300 million shares into the market in an orderly fashion and fully exit its GM investment within the next 12-15 months, subject to market conditions. Since then, Treasury has been selling shares of GM common stock through its pre-defined written trading plans. After giving effect to this offering, Treasury will own approximately 189.2 million shares of GM common stock.

Treasury’s sale of its GM common stock is part of its continuing efforts to wind down the Troubled Asset Relief Program (TARP). At the conclusion of this sale, the taxpayers will have recovered $32.53 billion of the initial GM investment.

To date, including the anticipated proceeds from this offering, Treasury has already collected over 95 percent ($399.40 billion) on the funds disbursed through TARP ($419.97 billion). Excluding the housing programs, and including the proceeds from sales of all Treasury AIG shares, Treasury disbursed $411.72 billion for all TARP investment programs and has now collected $416.95 billion. For more details on Treasury’s lifetime cost estimates for TARP programs, please visit Treasury’s Monthly 105(a) Report to Congress on TARP here. This linked information does not form part of this press release.

Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC have acted as the joint book-running managers of the offering. Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Academy Securities, Inc., C.L. King & Associates, Inc., Drexel Hamilton, LLC, Lebenthal & Co., LLC, Loop Capital Markets LLC, Samuel A. Ramirez & Company, Inc., The Williams Capital Group, L.P. and Valdés & Moreno, Inc. have acted as co-managers of the offering.

Lazard is serving as Treasury’s financial advisor with respect to the management and disposition of Treasury’s investment in GM.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

GM has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents which GM has filed with the SEC for more complete information about GM and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: (800) 831-9146); J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: (866) 803-9204); or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department (telephone: (866) 718-1649, or email: prospectus@morganstanley.com).

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